Exhibit 12.1

MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date June 30, 2012

						Six
						Months
						Ended
	Year ended December 31,					June 30,
	2007	2008	2009	2010	2011	2012
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$137,594,001	$136,041,069	$136,913,336	$128,224,330	$138,107,611	$81,786,755
Interest expense, net of amounts capitalized	18,157,804	17,978,728	22,940,331	22,340,879	21,691,360	20,828,330
Interest component of rental expense	30,386,000	31,139,000	30,279,000	30,089,000	24,388,799	1,914,779
AFUDC - Debt funds	11,852	228,997	117,290	2,903,203	8,182,311	12,653,264
Earnings as defined	$186,149,657	$185,387,794	$190,249,957	$183,557,412	$192,370,081	$117,183,128

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$12,440,269	$15,466,831	$20,620,126	$21,795,022	$29,171,448	$26,913,742
Interest on affiliated loans	4,094,712	729,529	47,222	33,054	14,354	0
Amort of debt disc, premium and expense, net	1,055,246	1,204,115	1,399,277	1,624,020	406,628	704,949
Other interest charges	579,428	807,250	990,996	1,791,985	2,164,264	5,686,035
Interest component of rental expense	30,386,000	31,139,000	30,279,000	30,089,000	24,388,799	1,914,779
Fixed charges as defined	$48,555,655	$49,346,725	$53,336,621	$55,333,081	$56,145,493	$35,219,505

RATIO OF EARNINGS TO FIXED CHARGES	3.83	3.76	3.57	3.32	3.43	3.33

  (a)  Includes the interest component of rentals where determinable plus one-third of remaining rental expense.